UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60357/July 21, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13462

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
ROYAL SPRING WATER, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT
	:	

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       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 6, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Royal Spring Water, Inc. (Royal Spring), has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 by failing to file required periodic reports in 2007 and 2008.

       On June 5, 2009, the Division of Enforcement (Division) submitted a Motion for Default (Default Motion) and a Declaration of John K. Popham of Proof of Service and in Support of Motion for Default (Declaration). The Declaration shows that Royal Spring was served with the OIP on May 8, 2009. See 17 C.F.R. § 201.141(a)(2)(ii). Royal Spring has not filed an Answer; however, Royal Spring participated at the telephonic prehearing conference on June 8, 2009, through the presence of Alex Hazan (Hazan), President, CEO, and Chairman of the Board of Directors. Hazan admitted that Royal Spring had not filed the periodic reports cited in the OIP and that he was trying to activate a shell company that had no funds. (Tr. 7, 9-10, 12-13.) At the telephonic prehearing conference, I allowed Royal Spring until June 26, 2009, to enter into an Offer of Settlement or to be subject to a default. (Tr. 16-17.) On June 26, 2009, Hazan called my office and asked for additional time to resolve the proceeding. The Division did not object. On June 29, 2009, I ordered that Royal Spring file an Answer and/or submit an Offer of Settlement by July 10, 2009. Alternatively, I ordered the Division to file a Motion for Summary Disposition.

       The Division has informed my office that Hazan has neither signed an Offer of Settlement nor taken any steps to resolve the allegations in the OIP, and it reaffirms the Default Motion it filed on June 5, 2009.

Findings and Ruling

Given these facts, I GRANT the Division's Default Motion and find Royal Spring in default for not filing an Answer and not otherwise defending the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). I find further that the allegations in the OIP are true. See 17 C.F.R. § 201.155(a).

Royal Spring, a Nevada corporation that was headquartered in Van Nuys, California,[1] has been in the business of bottling drinking water. Royal Spring's shares are registered with the Commission pursuant to Section 12(g) of the Exchange Act. Royal Spring files its annual and quarterly reports on Forms 10-KSB and 10-QSB, respectively.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

Royal Spring has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 by failing to file Form 10-KSB for the year ended August 31, 2008, Forms 10-QSB for the quarters ended November 30, 2007, February 29, 2008, and May 31, 2008, and Form 10-Q for the quarter ended November 30, 2008.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Royal Spring Water, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge

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[1] The Commission and the registered agent sent copies of the OIP to Royal Spring's address on its most recent filing with the Commission. Both letters were marked undeliverable and returned. (Default Motion at 2.)